Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	Fax:	1 202 772 92 07
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 82 05
E-mail:			
Date:	23 March 2006	No of sheets:	7

SUPPL

NI/54/2006

In accordance with §86 section 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Annual Report for 2005.

Herein, are presented only the balance sheet, income statement, statement of changes in equity and cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Annual Report for 2005 by express mail shortly.

Sincerely

06011968

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

BALANCE SHEET	Note	in '000 PLN 2005	in '000 PLN 2004
ASSETS			
I. Non-current assets		7 078 691	6 551 525
1. Intangible assets, of which:	1	61 725	61 004
- goodwill			
2. Tangible fixed assets	2	3 602 627	3 372 645
3. Long term debtors	3, 8	1 759	1 815
3.1. From related entities			
3.2. From other entities		1 759	1 815
4. Long term investments	4	2 691 428	2 809 706
4.1. Investment property			
4.2. Intangible assets			
4.3. Long term financial assets		2 691 428	2 809 706
a) in related entities, of which:		2 654 301	2 749 094
- shares in subordinated entities accounted for using the equity method		2 650 043	2 068 696
b) in other entities		37 127	60 612
4.4. Other long term investments			
5. Long term prepayments	5	721 152	306 355
5.1. Deferred income tax asset		719 762	304 811
5.2. Other prepayments		1 390	1 544
II. Current assets		3 898 563	2 396 911
1. Inventories	6	1 133 655	906 896
2. Short term debtors	7, 8	711 716	641 643
2.1. From related entities		67 948	44 461
2.2. From other entities		643 768	597 182
3. Short term investments		2 047 964	842 100
3.1 Short term financial assets	9	2 047 964	842 100
a) in related entities		212 197	9 000
b) in other entities		192 158	512 514
c) cash and cash equivalents		1 643 609	320 586
3.2. Other short term investments			
4. Short term prepayments	10	5 228	6 272
Total assets		10 977 254	8 948 436
EQUITY AND LIABILITIES			
I. Equity		6 214 078	5 336 804
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Treasury shares (negative value)	13		
4. Reserve capital	14	2 083 888	1 629 743
5. Revaluation reserve	15	(159 166)	874 710
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years			(564 818)
8. Net profit (loss)		2 289 356	1 397 169
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 763 176	3 611 632
1. Provisions for liabilities	18	1 666 358	1 460 034
1.1. Deferred income tax provision		322 626	242 236
1.2. Provision for retirement and related benefits		817 019	710 992
a) long term		756 328	654 404
b) short term		60 691	56 588
1.3. Other provisions		526 713	506 806
a) long term		414 701	442 077
b) short term		112 012	64 729
2. Long term liabilities	19	40 489	39 050
2.1. Toward related entities		165	2 143
2.2. Toward other entities		40 324	36 907
3. Short term liabilities	20	2 805 065	1 945 207
3.1. Toward related entities		259 316	187 272
3.2. Toward other entities		2 470 099	1 692 796
3.3. Special funds		75 650	65 139
4. Accruals and deferred income	21	251 264	167 341
4.1. Negative goodwill			
4.2. Other accruals and deferred income		251 264	167 341
a) long term		1 382	2 488
b) short term		249 882	164 853
Total equity and liabilities		10 977 254	8 948 436

Net assets		6 214 078	5 336 804
Number of shares		200 000 000	200 000 000
Net assets per share (in PLN)	22	31.07	26.68
Diluted number of shares		200 000 000	200 000 000
Diluted net assets per share (in PLN)	22	31.07	26.68

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN	
		2005	2004
1. Contingent debtors	23	65 722	105 267
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		65 722	105 267
- received guarantees			
- disputed State budget issues		64 845	103 934
- other		877	1 333
2. Contingent liabilities	23	38 040	8 410
2.1. Toward related entities (due to)		36 968	7 678
- granted guarantees		36 968	7 678
2.2. Toward other entities (due to)		1 072	732
- granted guarantees			
- contingent penalties		1 072	732
3. Other (due to)		458 734	473 839
3.1. Toward related entities (due to)		11 337	
- liabilities due to rationalisation and R&D work, and other unrealised agreements		11 337	
3.2. Toward other entities (due to)		447 397	473 839
- liabilities due to perpetual usufruct of State Treasury land		376 425	350 643
- liabilities due to leased fixed assets			3 567
- liabilities due to rationalisation and R&D work, and other unrealised agreements		68 384	118 110
- other liabilities (unresolved and disputed issues etc.)		2 588	1 519

EXEMPTION NUMBER : 82-4639

INCOME STATEMENT	Note	in '000 PLN 2005	in '000 PLN 2004
I. Net revenue from the sale of products, goods for resale and materials, of which:		8 000 085	6 341 994
- from related entities		1 595 571	1 250 080
1. Net revenue from the sale of products	24	7 924 195	6 241 302
2. Net revenue from the sale of goods for resale and materials	25	75 890	100 692
II. Cost of products, goods for resale and materials sold, of which:		(4 723 734)	(4 195 617)
- for related entities		(968 359)	(740 697)
1. Cost of manufactured products sold	26	(4 650 097)	(4 101 484)
2. Cost of goods for resale and materials sold		(73 637)	(94 133)
III. Gross profit (loss)		3 276 351	2 146 377
IV. Selling costs	26	(74 461)	(73 292)
V. General and administrative costs	26	(495 124)	(443 978)
VI. Profit (loss) from sales		2 706 766	1 629 107
VII. Other operating income		85 425	77 044
1. Gain on disposal of non-financial assets			
2. Subsidies		673	663
3. Other operating income	27	84 752	76 381
VIII. Other operating costs		(283 493)	(152 122)
1. Loss from disposal of non-financial assets		(86)	(843)
2. Revaluation of non-financial assets		(22 913)	(9 436)
3. Other operating costs	28	(260 494)	(141 843)
IX. Operating profit (loss)		2 508 698	1 554 029
X. Financial income	29	395 152	526 889
1. Dividends and share in profit, of which:		313	250
- from related entities			
2. Interest, of which:		93 966	128 719
- from related entities		41 264	98 297
3. Gain on the sale of investments	31	9 942	41 666
4. Revaluation of investments		223 758	328 111
5. Other		67 173	28 143
XI. Financial costs	30	(269 287)	(635 015)
1. Interest, of which:		(10 744)	(41 781)
- to related entities		(1 221)	(388)
2. Loss from the sale of investments	31		
3. Revaluation of investments		(204 328)	(415 491)
4. Other		(54 215)	(177 743)
XII. Profit (loss) before extraordinary items and taxation		2 634 563	1 445 903
XIII. Result on extraordinary items			
1. Extraordinary gains	32		304
2. Extraordinary losses	33		(304)
XIV. Profit (loss) before taxation		2 634 563	1 445 903
XV. Taxation	34	(417 331)	(295 552)
a) current taxation		(520 834)	(340 667)
b) deferred taxation		103 503	45 115
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	72 124	246 818
XVIII. Net profit (loss)		2 289 356	1 397 169

Net profit (loss) (annualised)		2 289 356	1 397 169
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	38	11.45	6.99
Weighted average diluted number of ordinary shares		200 000 000	200 000 000
Diluted earnings (loss) per ordinary share (in PLN)	38	11.45	6.99

STATEMENT OF CHANGES IN EQUITY	in '000 PLN	
	2005	2004
I. Equity - beginning of the period	5 336 804	4 006 502
a) changes in accounting policies		(529 363)
b) corrections due to errors		
I.a. Equity - beginning of the period, after adjustment with comparative data	5 336 804	3 477 139
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Treasury shares - beginning of the period		
3.1. Changes in treasury shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Treasury shares - end of the period		
4. Reserve capital - beginning of the period	1 629 743	1 194 236
4.1. Changes in reserve capital	454 145	435 507
a) increase, due to:	1 018 963	435 507
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	997 169	411 557
- transfer from revaluation reserve	21 794	23 950
b) decrease, due to:	(564 818)	
- coverage of losses	(564 818)	
4.2. Reserve capital - end of the period	2 083 888	1 629 743
5. Revaluation reserve - beginning of the period	874 710	400 709
5.1. Changes in revaluation reserve	(1 033 876)	474 001
a) increase, due to:	694 387	1 418 732
- effect of changes in accounting policies		29 780
- effect in deferred income tax due to changes in accounting policies		5 675
- settlement of hedging instruments	462 995	1 113 046
- valuation of hedging transactions, in the effective part		270 231
- reversal of diminution in value of fixed assets	334	
- excess of a deferred income tax asset over deferred income tax provision	231 058	
b) decrease, due to:	(1 728 263)	(944 731)
- disposal of fixed assets	(21 793)	(23 919)
- permanent diminution in value of fixed assets subject to revaluation	(511)	(1 176)
- valuation of hedging transactions, in the effective part	(1 471 625)	(628 701)
- settlement of hedging instruments	(234 334)	(201 752)
- excess of a deferred income tax provision over deferred income tax asset		(89 183)
5.2. Revaluation reserve - end of the period	(159 166)	874 710
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	832 351	411 557

7.1. Retained profit from prior years - beginning of the period	1 397 169	411 557
a) changes in accounting policies		118 030
b) corrections due to errors		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	1 397 169	529 587
a) increase, due to:		
- distribution of retained profit		
b) decrease, due to:	(1 397 169)	(411 557)
- transfer to reserve capital	(997 169)	(411 557)
- dividend payment	(400 000)	
7.3. Retained profit - end of the period		118 030
7.4. Uncovered losses from prior years - beginning of the period	(564 818)	
a) changes in accounting policies		(682 848)
b) corrections due to errors		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(564 818)	(682 848)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:	564 818	
- coverage of loss from reserve capital	564 818	
7.6. Uncovered losses from prior years - end of the period		(682 848)
7.7. Retained profit (uncovered losses) - end of the period		(564 818)
8. Net result	2 289 356	1 397 169
a) net profit	2 289 356	1 397 169
b) net loss		
c) write-off from profit		
II. Equity - end of the period	6 214 078	5 336 804
III. Equity, after proposed profit distribution (coverage of losses)	5 514 078	

CASH FLOW STATEMENT	in '000 PLN 2005	2004
A. Cash flow from operations - indirect method		
I. Net profit (loss)	2 289 356	1 397 169
II. Total adjustments	214 636	320 574
1. Share in net (profit) loss of entities accounted for using the equity method	(72 124)	(246 818)
2. Depreciation	291 304	272 977
3. Foreign exchange (gains)/losses	42 762	(89 606)
4. Interest and share in profits (dividends)	(34 243)	(62 591)
5. (Profit) loss on investing activities	(54 295)	(39 638)
6. Change in provisions	290 761	62 518
7. Change in inventories	(226 759)	(129 964)
8. Change in debtors	(70 025)	(60 880)
9. Change in short term liabilities, excluding bank and other loans	287 815	239 399
10. Change in prepayments and accruals	(116 415)	(66 600)
11. Other adjustments	(124 145)	441 777
III. Net cash flow from operations (I+/-II)	2 503 992	1 717 743
B. Cash flow from investing activities		
I. Inflow	736 332	964 983
1. The sale of intangible assets and tangible fixed assets	849	870
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	733 509	959 703
a) in related entities	606 827	797 123
- the sale of financial assets	479 800	630 000
- dividends and share in profit	84 082	69 083
- repayment of long term loans granted	1 800	
- interest	41 145	98 040
- other inflow from financial assets		
b) in other entities	126 682	162 580
- the sale of financial assets	75 329	153 114
- dividends and share in profit	313	475
- repayment of long term loans granted		
- interest	290	22
- other inflow from financial assets	50 750	8 969
4. Other investment inflow	1 974	4 410
II. Outflow	(1 288 041)	(1 355 904)
1. The purchase of intangible assets and tangible fixed assets	(644 509)	(537 711)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(628 960)	(804 437)
a) in related entities	(539 926)	(659 377)
- the purchase of financial assets	(538 731)	(654 528)
- long term loans granted	(1 195)	(4 849)
b) in other entities	(89 034)	(145 060)
- the purchase of financial assets	(89 034)	(145 060)
- long term loans granted		
4. Other investment outflow	(14 572)	(13 756)
III. Net cash flow from investing activities (I-II)	(551 709)	(390 921)
C. Cash flow from financing activities		
I. Inflow	43 199	239 553
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans	43 199	239 553
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(674 016)	(1 519 773)
1. The purchase of own shares		
2. Dividends and other payments to shareholders	(400 000)	
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(258 347)	(1 473 430)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(7 738)	(8 300)
8. Interest	(7 931)	(38 043)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(630 817)	(1 280 220)
D. Total net cash flow (A.III+/-B.III+/-C.III)	1 321 466	46 602
E. Change in balance sheet of cash and cash equivalents, of which:	1 323 023	46 186
- change in cash and cash equivalents due to exchange rate differences	1 557	(416)
F. Cash and cash equivalents - beginning of the period	322 044	275 442
G. Cash and cash equivalents - end of the period (F+/-D), of which:	1 643 510	322 044
- restricted cash and cash equivalents	35 742	26 448

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 82 05*
E-mail:			
Date:	23 March 2006	*No of sheets:*	1+18

Current report 20/2006

Please find enclosed the text of the Company's corporate governance declaration, "Declaration by KGHM Polska Miedź S.A. with its registered head office in Lubin regarding implementation of corporate governance principles by the Company".

RECEIVED
2006 MAR 24 P 4:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Marek Fusiński

DECLARATION

BY KGHM POLSKA MIEDŹ S.A. WITH ITS REGISTERED HEAD OFFICE IN LUBIN REGARDING THE IMPLEMENTATION OF CORPORATE GOVERNANCE PRINCIPLES BY THE COMPANY

Acting on the basis of § 27 section 2 of the Regulations of the Warsaw Stock Exchange S.A. and in performance of resolution Nr 44/1062/2004 dated 15 December 2004 of the Supervisory Board of the Warsaw Stock Exchange regarding the acceptance of corporate governance principles by joint stock companies being issuers of shares, convertible bonds or privileged bonds, which have been admitted to public trading on an official market, **the Management Board of KGHM Polska Miedź S.A. hereby submits the following declaration on the acceptance by KGHM Polska Miedź S.A. of corporate governance principles as described in the document titled „Best Practices in Public Companies 2005"**, having the following wording:

	PRINCIPLE	YES/ NO	COMMENTS BY KGHM POLSKA MIEDŹ S.A.
	GENERAL PRINCIPLES		
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted to it by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*The bodies of the Company are making every effort to ensure economically-effective operations, while respecting the interests of all groups of shareholders as well as of all other stakeholders in the Company.*
II	Majority rule and protection of minority A joint-stock company is a capital venture. Therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more	**Yes**	*The Management Board and Supervisory Board, in executing and supervising Company business, take care that the rights of the majority shareholder are not allowed to infringe upon those of minority shareholders. Realisation of this principle is carried out et al. by an*

	capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.		*appropriately-comprised Supervisory Board, which results in the interests of all stakeholders in the Company being represented in the supervisory body of the Company.* *The interests of employee shareholders of the Company are likewise represented by three employee-elected members to the Supervisory Board.* *The actions of the Company are therefore determined by the collective interests of all groups, and not by the individual interest of any single group.* *Care is also taken to ensure adherence to the principle of proportional representation in profits and losses.*
III	<u>Honest intentions and non-abuse of rights</u> The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*The members of the Company's bodies carry out their duties and exercise their rights and responsibilities, with the greatest of care and good faith.* *By attaching their signatures to this declaration, the members of the bodies of the Company have also committed themselves to adhere to the principles of "Best Practices... ".*
IV	<u>Court control</u> Neither the company's bodies, nor persons chairing a General Shareholders Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Shareholders Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The bodies of the Company and persons chairing General Shareholders Meetings do not decide on issues which should be resolved by court judgements, except for those formal issues which are passed during General Shareholders Meetings.*
V	<u>Independent opinions ordered by the company</u>		*The Company endeavors to ensure the full independence*

	When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*of any opinion or expert advice which it seeks. The criteria for selecting an entity which is to provide auditing services to the Company have been outlined in a document titled "Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" as approved by the Supervisory Board.*

BEST PRACTICES OF GENERAL MEETINGS

1	A General Shareholders Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Shareholders Meetings are held at the head office of the Company, but may also be held in either Warsaw or Wrocław. Such possibilities, as provided for by the Statutes, allow the Company the opportunity to select a venue for the General Shareholders Meeting which is most advantageous for its shareholders.* *For many years the Company has followed the principle that General Shareholders Meetings are held at 11 AM, in order to ensure that the largest number of shareholders have the opportunity to attend the meeting.*
2	A request for convening a General Shareholders Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Shareholders Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the General Shareholders Meeting, in advance so as to allow them time to review and evaluate the same.	**Yes**	*In a case in which the request to convene a General Shareholders Meeting and to include certain items in the agenda by a shareholder or shareholders is not justified, then, irrespective of the obligation to convene a General Shareholders Meeting, the Management Board will request such justification.* *In accordance with standard practice adopted by the Company, all significant materials respecting the General Shareholders Meeting are sent to the largest shareholder 15 days prior to the date of the meeting.* *The Company provides the above-mentioned materials to all shareholders who make such a request at least 15 days prior to the date of the meeting.* *Application of this principle has been additionally „strengthened" by its insertion into the Statutes of the Company (§ 25 section 3).*

			Important material related to the General Shareholders Meeting are available on the website of the Company and are therefore available to all interested parties, including shareholders, investors and analysts.
3	A General Shareholders Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which would allow the General Shareholders Meeting to settle the issues placed on its agenda.	**Yes**	*The Management Board adheres to the principle that General Shareholders Meetings convened by the request of shareholders are held within the period described in the request, with due regard to formal requirements arising from current law, unless this is not possible due to practical reasons – in which case another date is selected in consultation with the party requesting the meeting.* *Application of this principle has been additionally „strengthened" by its insertion into the Statutes of the Company (§ 22 section 4).*
4	A General Shareholders Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Shareholders Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of a General Shareholders Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*The Company adheres to the principle that General Shareholders Meetings which have been convened are not cancelled nor is the announced date of the General Shareholders Meeting changed, unless there are extraordinary or specifically justified circumstances. This has not yet occurred in the experience of the Company.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 22 sections 6-8) and into the By-laws of the General Shareholders Meeting.*
5	In order for a representative of a shareholder to participate in a General Shareholders Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Shareholders Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity	**Yes**	*Participation at a General Shareholders Meeting and the execution of voting rights only requires a proxy statement (in written form subject to legal invalidity) granted by a person duly entitled to do so, based on an appropriate commercial entry, or in the case of individuals based on the civil code.*

	or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Shareholders Meeting.		*When filling out the attendance roster for the General Shareholders Meeting, only the above-mentioned documents are reviewed by the Company.*
6	The General Shareholders Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Shareholders Meeting.	**Yes**	*The Company has General Shareholders Meeting By-laws approved by the General Shareholders Meeting. These By-laws reflect the accrued experience of the Company in carrying out General Shareholders Meetings, and includes among others provisions related to elections, including of the Supervisory Board, in the form of group elections.*
7	A person opening the General Shareholders Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*An appropriate entry has been added to the new General Shareholders Meeting By-laws currently in force (§ 5 section 2).*
8	The chairman of the General Shareholders Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*Pursuant to the General Shareholders Meeting By-laws currently in force (§ 6 section 1):* *„The Chairman of the General Shareholders Meeting should lead the General Shareholders Meeting in such a way as to ensure its efficient conduct and the protection of the rights and interests of all shareholders".* *Further provisions of the By-laws are of a nature and wording as to ensure adherence to this principle.*
9	A General Shareholders Meeting should be attended by members of the supervisory board and the Management Board. An expert auditor should be present at an annual General Shareholders Meeting and at an extraordinary General Shareholders Meeting if financial matters of the company are to be discussed. The absence of a member of the Management Board or the supervisory board at a General Shareholders Meeting requires justification. This justification should be presented at the General Shareholders Meeting.	**Yes**	*Application of this principle has been additionally „strengthened" by its insertion into § 28 sections 3 and 4 the Statutes of the Company, which read as follows :* *„3. Members of the Supervisory Board and members of the Management Board should be present during the General Shareholders Meeting...* *4. The Management Board of the Company is obligated to ensure the presence of the Company auditor at those General Shareholders Meetings whose agenda includes a review of Company financial matters".*

			A clause has been added to the agreement with the entity providing auditing services describing the requirement that the expert auditor be present at those General Shareholders Meetings which involve discussion of the financial matters of the Company.
10	Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Shareholders Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Supervisory Board and the Management Board and the expert auditor of the Company which are present at the General Shareholders Meeting shall, if such a need presents itself, provide the participants of the meeting with explanations and information concerning the Company as lie within their powers and to the extent necessary for the settlement of the issues being discussed.* *Application of this principle has been additionally „strengthened" by its insertion into § 8 section 2 of the By-laws of the General Shareholders Meeting.*
11	All answers provided by the management board to the questions posed by the General Shareholders Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*While the bodies of the Company do not place limits on the information which, in particular, the General Shareholders Meeting of the Company requests to be provided, they nonetheless adhere to the provisions of the Act dated 29 July 2005 on public offerings, conditions governing the introduction of financial instruments to organised trading, and public companies, as well as to other applicable laws related to the informational obligations of issuers .*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the shareholders' rights.	**Yes**	*Pursuant to the clause included in the By-laws of the General Shareholders Meeting, short breaks in the session may be ordered by the Chairman. However, the Chairman of the General Shareholders Meeting may not order breaks in the session or act on the motions of General Shareholders Meeting participants if such actions would serve to hinder the exercise by shareholders of their rights (§ 6 section 3 letter a and section 4).*

13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Pursuant to the clause included in the By-laws of the General Shareholders Meeting (§ 10 section 1), voting on procedural matters may only be carried out on issues related to the conduct of the Meeting.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. Removal of an item from the agenda or failure to consider an issue placed on the agenda at the request of the shareholders requires the passage of a resolution of the General Shareholders Meeting, following the earlier-expressed approval of all shareholders present who had put forward the said resolution, and supported by 75% of the votes cast at the General Shareholders Meeting.	**Yes**	*Pursuant to the By-laws of the General Shareholders Meeting all issues included on the agenda should be considered by the General Shareholders Meeting.* *This principle has been inserted directly into the By-laws of the General Shareholders Meeting (§ 11).*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*In accordance with prior practice, a party objecting to a resolution has always had the right to present its arguments and to justify its opposition.* *This principle has been inserted directly into the By-laws of the General Shareholders Meeting (§ 12).*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Shareholders Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same.	**Yes**	*The Chairman of the General Shareholders Meeting is charged with ensuring that Resolutions are worded in such a way as to be clear and transparent. The Management Board of the Company also ensures that the Chairman of the Meeting has the assistance of the legal counsel of the Company.* *The Management Board also endeavors to ensure that proposed Resolutions for the General Shareholders Meeting, prepared as specific points in the agenda, are written in a manner which is unambiguous and which allows for their being challenged.*
17	At the request of a participant in the General Shareholders Meeting, his written statement is recorded in the minutes.	**Yes**	*In accordance with Company practice, the written statements of participants in the General Shareholders Meeting have been recorded in the minutes of the*

			Meeting, if a shareholder has so requested. *In order to ensure that this principle is adhered to, The Management Board of the Company or a person responsible for ensuring the participation of a notary public who will serve at the General Shareholders Meeting, inform the notary of the necessity of adhering to this principle.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Shareholders Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with its contents before the annual General Shareholders Meeting.	**Yes**	*Application of this principle has been added to the Statutes of the Company as an additional responsibility of the Supervisory Board (§ 20 section 2 point 5 and § 34 section 2) and to the By-laws of the Supervisory Board (§ 7 section 2 point 5).* *The Company assumes that the Supervisory Board will pass resolutions encompassing their own evaluation of the standing of the Company. The basis for this evaluation is those documents which have been reviewed by the auditor and provided to the Supervisory Board by the Management Board, not later than 30 days prior to the scheduled date of the General Shareholders Meeting. The Supervisory Board evaluates the standing of the Company early enough for the Management Board of the Company to provide it to all shareholders in sufficient time so as to allow them to review the report prior to the General Shareholders Meeting.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*In accordance with prior practice, candidates having the relevant education and professional and practical experience to serve on the Supervisory Board are announced by shareholders at the General Shareholders Meeting. Justification is always provided for the candidacy of those persons proposed at the General Shareholders Meeting to serve on the Supervisory Board. The materials presented in this regard include a detailed CV of the candidate. Those persons proposing a candidate carry out appropriate evaluations of the*

			candidate. This practice shall continue to be applied. The specific nature of the Company must, however, be taken into account, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies (art.14) still applies, based on which 3 members of the Supervisory Board (out of a 9-person Board), are appointed to the Supervisory Board after being elected by the employees of the Company.
20	a) At least half of the members of the Supervisory Board should be independent members, with stipulations as in point d). Independent members of the Supervisory Board should be free of any relationship with the Company and its shareholders or employees which could significantly effect the capacity of an independent member to make impartial decisions; b) A detailing of the criteria for independence should be described in the Statutes of the Company; c) Resolutions should not be passed in the following issues without the consent of a majority of the independent members of the Supervisory Board: • declarations by the Company of any kind and by any entity related with the Company on behalf of members of the Management Board; • expressions of consent to enter into a significant contract by the Company or by a subsidiary thereof with an entity related to the Company, a member of the Supervisory Board or Management Board or with entities related to them; • the selection of a certified accountant to audit the financial statements of the Company. d) In companies where a single shareholder owns a packet of shares granting over 50% of the total number of votes, the Supervisory Board should contain at least two independent members, including an independent chairman of the auditing committee, if such a committee has been established.	**Yes** **with stipulations as in the commentary**	*Due to the nature and character of the Company, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies still applies as regards the composition of the Supervisory Board (1/3 of the members of the Supervisory Board are chosen by the employees of the Company), as well as taking into account the fact that the State Treasury, as a specific shareholder in possession of over 44% of the shares of the Company, remains the dominant shareholder, and also considering the usual course of voting at General Shareholders Meetings and Supervisory Board meetings, the Management Board and Supervisory Board of the Company have recommended a change in the Statutes to the General Shareholders Meeting, based on which the Company would meet the criteria for independence by members of the Supervisory Board in an analogous way to that described in point d) of Principle Nr 20, in a case where a single shareholder owns a packet of shares granting over 50% of the total number of votes. The General Shareholders Meeting has accepted this recommendation, with the resolution as passed and registered by the court of registrations with respect to the wording of § 16 sec. 5-8 of the Statutes reading as follows:* *„5. At least two members of the Supervisory Board should be independent members, meeting the following criteria:* *1) does not work for the Company, its divisions, or with a related entity of the Company, either as an employee or in any other legal relationship,* *2) is not a member of the Supervisory Board or Management Board of an entity related to the*

			Company, 3) is not a partner or shareholder controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity, 4) is not a member of the Supervisory Board or Management Board or an employee of an entity controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity, 5) is not a direct family member related by blood in an ascending or descending line, a spouse, brother or sister, a parent of a spouse or an adoptee of any of the persons mentioned above in points 1-4. 6. An independent member of the Supervisory Board should meet the criteria for independence defined in sec. 5, throughout his entire tenure on the Supervisory Board. Should the Supervisory Board or Management Board of the Company be informed that an independent member of the Supervisory Board of the Company has ceased during his tenure to meet the criteria for independence, and should this cause the Company to fail to meet the criteria of having at least two independent members, action should be taken to ensure that the said member of the Supervisory Board submit his/her early resignation or that said member is recalled. 7. Prior to being appointed to the Supervisory Board of the Company, a candidate for the position of independent member of the Supervisory Board is required to submit a declaration in writing that he/she meets the criteria for independence defined in sec. 5. 8. A related entity as mentioned in sec. 5 is hereby defined as a parent entity of the Company, a subsidiary of the Company or as a subsidiary of the entity which is a parent to the Company. Determination as to whether an entity is a parent to or subsidiary of the Company is made based on the appropriate clauses of the Corporate Partnerships and Companies Code or on the Accounting Law".

21	A supervisory board member should, above all, bear in mind the interests of the Company.	**Yes**	*The members of the Supervisory Board during their term in office primarily bear in mind the interests of the Company. In particular they supervise realisation of the strategy and long term plans of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Every year the Supervisory Board approves the plan and schedule of their work, which describes the specific details of the work to be performed by the Supervisory Board. This Plan is presented to the Management Board, which enables the proper preparation of regular and exhaustive information for the Supervisory Board as to all important matters related to the operations of the Company.* *The agenda of every Supervisory Board meeting includes standard points, comprising information on the economic standing of the Company and on the social situation within the Company, as well as the current work of the Management Board.* *At every meeting of the Supervisory Board, the Management Board is obligated to discuss all important matters relating to the operations of the Company. The Supervisory Board also appoints advisory committees to carry out specific supervisory tasks and to submit reports to the Supervisory Board.* *The Company also has a system of internal control.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*This principle has been inserted directly into the By-laws of the Supervisory Board (§ 14 section 10).*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder, should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*This principle has been inserted directly into the By-laws of the Supervisory Board (§ 16). A member of the Supervisory Board is obligated to immediately submit a written statement in this regard in sufficient time as to enable the Company to publish the information.* *Information obtained in this manner is available - at the request of the interested party - at the head office of the*

			Company.
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Members of the Management Board have an invitation to attend meetings of the Supervisory Board.* *This principle has been inserted directly into the By-laws of the Supervisory Board (§ 13).*
26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its parent entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*This principle has been inserted directly into the By-laws of the Supervisory Board (§ 17). A member of the Supervisory Board is obligated to submit a written statement, in a wording and form acceptable by the Company.* *Information obtained in this manner is available upon the request of the interested party at the head office of the Company.*
27	The remuneration of members of the Supervisory Board should be determined based on transparent procedures and principles. Remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board, as well as individually for each member of the Supervisory Board, including a breakdown by the separate types of remuneration, should be disclosed in the annual report, together with information on the procedures and principles for its determination.	**Yes**	*The remuneration of members of the Supervisory Board is not a significant item in the costs of operations of the Company.* *The remuneration of members of the Supervisory Board is determined based on a resolution of the General Shareholders Meeting.* *Based on this principle and on the informational obligations of the Company, the individual remuneration of each member of the Supervisory Board earned in the Company, is disclosed in the annual report of the Company.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. These by-laws should call for the establishment of at least two committees: • an auditing committee, and • a remuneration committee The auditing committee should comprise at least two independent members and at least one having	**Yes**	*The Company possesses By-Laws for the Supervisory Board, the contents of which are available on the website of the Company. This principle has been appropriately „strengthened" by its insertion into the Statutes of the Company (§19 section 6).* *The By-Laws of the Supervisory Board call for the establishment of committees for this purpose, and set out their tasks.*

	qualifications and experience in accounting and finance. The tasks of the committees should be detailed in the by-laws of the Supervisory Board. Supervisory Board committees should submit to the Supervisory Board annual reports of their activities. The Company should provide these reports to shareholders.		
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*The agenda for Supervisory Board meetings is set in accordance with the plan and schedule of work of the Supervisory Board. Seven days prior to the planned date of the meeting, members of the Supervisory Board receive an invitation to attend the meeting together with necessary documents, unless there exist circumstances which justify the shortening of this period by the Chairman.* *The agenda for a meeting may be changed or added to if all members of the Supervisory Board are present and agree to do so.* *This principle has been inserted directly into the By-laws of the Supervisory Board (§ 11, § 14 section 4).*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In the Company's experience to date, this has not yet occurred. Should such a situation arise, the member of the Supervisory Board delegated by a group of shareholders to permanently exercise supervision would submit to the Supervisory Board detailed, written reports on the performance of his task at each meeting.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*The members of the Supervisory Board have accepted this principle.*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the	**Yes**	*The Management Board sets forth the strategy of the Company.*

	company's operations, and submits them to the Supervisory Board, for the implementation and performance of which the Management Board is liable. The Management Board takes care to ensure the transparency and effectiveness of the company management system and the conduct of its business, in accordance with legal regulations and best practice.		*This strategy is subject to approval by the Supervisory Board.* *At least once per year the Supervisory Board discusses the strategy and long term plans of the Company and evaluates their execution.* *The Management Board is responsible for the implementation and execution of the strategy.* *This principle is treated as an obligation of the Management Board, and has been added to the By-laws of the Management Board of the Company (§ 11 points 1 and 2).*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company with respect to its economic operations, as well as the interests of the local community, should be taken into account.	**Yes**	*The Management Board of the Company closely analyses all actions and decisions taken.* *The members of the Management Board fulfil their obligations with great care and through use of their store of knowledge and personal experience.* *This principle is treated as an obligation of the Management Board, and has been added to the By-laws of the Management Board of the Company (§ 11).*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length	**Yes**	*The basis for determining the value of a transaction with shareholders and with other persons whose interests have impact on the interest of the Company, is its market value, if known, and if unknown, such transactions are valued based on market criteria.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the	**Yes**	*In submitting this declaration on the application by the Company of „Best Practices...", the members of the Management Board have likewise committed themselves to their personal implementation within the scope described by the declaration submitted by the Company.* *This principle is treated as an obligation of each member of the Management Board, and has been added to the By-laws of the Management Board of the Company (§ 11 point 5).*

	Management Board and only when this does not infringe upon the company's interest.		
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long term investment.	**Yes**	*Adopted by the members of the Management Board of the Company.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*The members of the Management Board are obligated to inform the Supervisory Board of any conflict of interest related to the performance of their duties, or of any possibility that such conflict may arise. This principle is treated as an obligation of each member of the Management Board, and has been added to the By-laws of the Management Board of the Company (§ 11 point 6).*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*Pursuant to the Statutes of the Company, the conditions of remuneration are set by the Supervisory Board. Based on these, agreements are signed with the members of the Management Board.* *The remuneration of members of the Management Board is composed of a fixed part, and of a variable part which is matched to and dependent on the financial results of the Company.* *The remuneration of members of the Management Board is set based on the concepts arising from this principle.*
39	The aggregate remuneration of all members of the Management Board, as well as of each individual member of the Management Board to include its detailing by line item, should be disclosed in the annual report as well as information on the procedures and principles for determing such remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*Based on this principle and on the informational obligations of the Company, the aggregate remuneration of all members of the Management Board, as well as the individual remuneration of each member of the Management Board earned in the Company, is disclosed in the annual report of the Company.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws, which should be open and generally available.	**Yes**	*The principles and procedure of operations and allocation of powers of members of the Management Board are set out in the By-laws of the Management Board and in the organisational regulations of the Company. The By-laws of the Management Board are available on the website of the Company and are available upon request.*

BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS

41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Company has adopted „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor", as introduced by the Supervisory Board. An entity serving as an expert auditor is required to submit a statement on the meeting of criteria of impartiality and independence prior to the provision of auditing services as well as upon their conclusion. Furthermore, in accordance with the relevant principle laid down in the „Principles...", an entity serving as expert auditor may not also serve as a special purpose auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years. By a change in expert auditor is also meant a change in the person carrying out the audit. In addition, over the long term a company should not make use of the services of the same entity for carrying out the audit.	**Yes**	*The document „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" includes the rule that the entity providing expert auditing services is obligated by its agreement to change the individual who audits the documentation of the Company at least every four years.*
43	The expert auditor should be selected by the Supervisory Board after presenting the recommendation of the audit committee, or by the General Shareholders Meeting after presenting the recommendation of the Supervisory Board containing the recommendation of the audit committee. Any other selection made by the Supervisory Board or the General Shareholders Meeting than that recommended by the audit committee should be justified in detail. Information on the selection of an entity to serve as the expert auditor together with justification of this choice should be included in the annual report.	**Yes**	*Pursuant to § 20 section 2 point 6) of the Statutes of the Company, the selection of an entity to provide auditing services is made by the Supervisory Board of the Company after reviewing the opinion of the Auditor Selection Committee (AUDIT COMMITTEE). This Committee is comprised of members of the Supervisory Board who are selected by the Supervisory Board, and may also include other members selected by the Supervisory Board who are representatives of the Company.*
44	A special purpose auditor may not be an entity which currently, or during the period related to the audit, serves as expert auditor in the company or a subsidiary thereof.	**Yes**	*The Company, adhering to this principle, ensures that any entity serving as a special purpose auditor does not also serve as an expert auditor for either the Company or its subsidiaries. An appropriate entry was added to the „Principles for selecting an entity which is to provide*

			auditing services for the financial statements of the Company and of a special purpose auditor".
45	A company should acquire its own shares in such a way that no group of shareholders is privileged.	**Yes**	*Although the Company has not to date carried out a buy-back of its own shares, the Management Board declares that, in the case of such a transaction, it would make every effort to ensure that no group of shareholders was privileged.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Shareholders Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Statutes of the Company, its basic internal regulations, information and documents related to General Shareholders Meetings, and the financial statements are available in the registered head office of the Company and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Shareholders Meetings.	**Yes**	*Within its organisational structure, the Company has a Public Relations department, which organises and ensures full and honest information about the Company.* *The Management Board of the Company (and its spokesperson) applies this principle of full information about the Company by making every effort to ensure that members of the press are provided with honest information on the current operations of the Company and on the economic situation of the Company, reflecting however the fact that the Company operates within the confines of the Act dated 29 July 2005 on public offerings, conditions governing the introduction of financial instruments to organised trading, and public companies, as well as to other applicable laws related to the informational obligations of issuers.* *As needed, the Management Board organises press conferences, or else the President or another Member of the Management Board gives interviews.* *Up to now the Company has permitted members of the press to be present at General Shareholders Meetings, and intends to continue this practice in the future.*

48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**Yes**	*The Company adheres to the principles outlined in the document „Best practices (...)" in force on the Warsaw Stock Exchange, in accordance with the contents of this declaration.*

Lubin, 10 January 2006

Management Board (Signatures) :

1. Marek Szczerbiak – President of the Management Board ....
2. Jarosław Andrzej Szczepek – Ist Vice President of the Management Board ....
3. Robert Nowak – Vice President of the Management Board ....
4. Sławomir Pakulski – Vice President of the Management Board ....

Lubin, 30 January 2006

Approval (counter signature) of the Supervisory Board (Signatures) :

1. Józef Czyczerski ....
2. Leszek Hajdacki ....
3. Tadeusz Janusz ....
4. Maciej Kruk ....
5. Ryszard Kurek ....
6. Elżbieta Niebisz ....
7. Jan Rymarczyk ....
8. Krzysztof Szamałek ....
9. Marek Wierzbowski ....

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)